SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the calendar year ended December 31, 1999

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 0-30270

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                      CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                   Crompton Corporation
                     One American Lane
                    Greenwich, CT 06831





                       CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

            Index to Financial Statements and Exhibit


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1999 and 1998

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End-of-Year December 31, 1999

Signature

Exhibit 23 - Consent of KPMG LLP, Independent Auditors






                       CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

                Financial Statements and Schedules

                    December 31, 1999 and 1998

           (With Independent Auditors' Report Thereon)




                     CROMPTON CORPORATION
                  EMPLOYEE STOCK OWNERSHIP PLAN

                              Index


Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits as of
December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1999 and 1998

Notes to Financial Statements




                                                        Schedule


Schedule of Assets Held for Investment Purposes
 at End-of-Year December 31, 1999........................... 1



Independent Auditors' Report



The Board of Directors
Crompton Corporation:

We have audited the accompanying statements of net assets available for plan benefits of Crompton Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/KPMG LLP



Stamford, Connecticut
June 16, 2000





Crompton Corporation
Employee Stock Ownership Plan
Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998




                                                  1999           1998
 Investments:
  Common stock of Crompton Corporation       $ 31,123,665  $  43,291,577

  Hartford Life Insurance Co.
    group annuity contract                      7,072,918      9,176,919
  Fleet Stable  Asset Fund                      7,629,270      5,598,455

  Galaxy Asset Allocation Fund                  2,116,900      2,172,425

  Galaxy Growth & Income Fund                   7,122,243      8,004,789

  Fidelity Advisor Government
     Investment Fund                              820,520        902,208

  George Putnam Fund of Boston                    735,356        379,024

  Putnam Voyager Fund                           2,911,678        830,665

  Putnam International Growth Fund              1,262,894        525,025

  Invesco Industrial Fund                         664,476        442,359

  Galaxy Large Company Index Fund               2,451,303      1,421,496

  Galaxy Small Cap Value Fund                     839,585        565,416

 Cash and short-term investments at cost
 which approximates market                         30,952          5,669

 Contributions receivable from participants       560,162        352,929

 Contribution receivable
 from Crompton  Corporation                       355,012        215,684

 Accrued income                                   108,431        143,733

 Plan assets available for plan benefits     $ 65,805,365  $  74,028,373

See accompanying notes to financial statements






Crompton Corporation
Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1999 and 1998





                                                1999           1998

Investment income:
 Interest and dividends earned            $    2,224,950 $    2,081,582

 Realized gain on sale
 of investments and withdrawals                1,472,539      2,661,345

 Increase (decrease) in unrealized
   gain (loss) of investments                (15,524,592)   (11,935,791)
 Net investment income                       (11,827,103)    (7,192,864)

Contributions:
 Employee Rollovers                               11,464         28,479
 Employee                                      6,594,511      3,771,315
 Employer - Net of forfeitures                 4,222,183      2,106,708

ITC divestiture - Plan to Plan transfer       (1,928,708)        -

Withdrawals and distributions                 (5,295,355)    (7,490,359)
Net (decrease)                                (8,223,008)    (8,776,721)

Net assets available for plan benefits
 at the beginning of the year                 74,028,373     82,805,094

Net assets available for plan benefits
 at the end of the year                   $   65,805,365 $   74,028,373

See accompanying notes to financial statements






                      CROMPTON CORPORATION
                 EMPLOYEE STOCK OWNERSHIP PLAN
                 NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1999 and 1998


1.  Basis of Presentation
    The accompanying financial statements have been prepared on an accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

2.  Plan Description
    The Employee Stock Purchase and Savings Plan was adopted by the Board of Directors of Crompton Corporation (the "Company") on January 27, 1976. Effective July 1, 1989 the Board of Directors amended the Plan to convert it into an Employee Stock Ownership Plan (the "Plan"). The following description of the Plan provides only general information. For complete information see the Plan document. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Fleet Bank (the "Trustee") has been selected by the Company as custodial trustee. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all Plan assets. These assets and changes therein have been reported to the Plan administrator and certified as complete and accurate by the trustee.

  Eligibility
  Employees of participating affiliates of the Company are eligible to participate upon attaining the age of 18 and having worked for at least six months.

  Contributions and Vesting
  The Plan permits an eligible employee to elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4%, 5% or 6% of compensation as the basic contribution to the Plan. Contributions by the Company to the Plan are made at an amount equal to 66 2/3% of each participating employee's basic employee contribution to the Plan. If participants are not eligible for any other defined contribution plan, additional employee contributions in 1% increments up to 10% of compensation can be made as supplemental employee contributions. Supplemental employee contributions are not eligible for matching Company contributions.

  A participant in the Plan is fully vested in his basic and supplemental contributions. Employer contributions vest 100% over a five year period at a rate of 40% after two years of service and an additional 20% per year thereafter. Forfeitures are accumulated and used to reduce Company contributions. There were no forfeitures in 1999. In 1998, forfeitures totaled $225,000.

  Withdrawals/Benefit Payments
  Upon termination, death, or retiring, a participant's account shall be distributed. However, funds can remain in the Plan after retirement indefinitely with quarterly withdrawals permitted and as long as funds begin to be distributed after the participant reaches the age of 70 1/2%.

  A participant may elect to make one withdrawal of his basic or supplemental contributions in a 12 month period. Withdrawal of basic contributions will cause a suspension of contributions for a three month period. A participant who is fully vested and has withdrawn all of his basic and supplemental contributions may also elect to withdraw all or part of his employer contributions. Withdrawal of employer contributions will result in a suspension of contributions for a six month period.

  Investments Options

  The Company's contribution to the plan is invested in the Crompton Corporation Common Stock Fund. The Plan provides for investment of employee contributions in the Crompton Corporation Stock Fund and among ten investment funds maintained by Fleet investment management:

  The Crompton Corporation Stock Fund is a fund invested entirely in common stock of Crompton Corporation. The market value of the common stock is based on quotations from the New York Stock
Exchange.

  Fleet Stable Asset Fund This fund invests primarily in guaranteed investment contracts ("GIC") issued by highly rated life insurance companies and also includes a GIC maintained by the Hartford Life Insurance Company which was part of a prior investment program that was terminated on November 1, 1997. Payout of the funds will commence in six equal annual installments with the initial payment on November 1, 1997 and with the rate of interest credited on the declining balance of 5.80%

  Fidelity Advisor Government Fund This fund invests   primarily
in obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities.

  George Putnam Fund of Boston (Class M shares) This fund's primary objective is to provide a diversified portfolio of stocks and bonds that will provide both capital growth and income.

  Putnam Voyager Fund (Class M shares) This fund's objective is to provide capital appreciation by investing in stocks of companies with above average growth potential.

  Putnam International Growth Fund Class M shares This fund's objective is to invest in equity securities of companies located outside the United States.

  Invesco Industrial Income Fund This fund's objective is to provide income with secondary consideration to capital appreciation by investing in stocks, bonds and mortgages.

  Galaxy Growth and Income Fund This fund's objective is to provide high total returns through long-term capital appreciation and income by investing primarily in common stock.

  Galaxy Asset Allocation Fund This fund's objective is to provide a high total return with a combination of income and long term growth in assets held by investing in equity securities, fixed income securities and cash equivalents.

  Galaxy Large Company Index Fund This fund's objective is to provide investment results that mirror investment results of U.S.
common stocks with large stock market capitalizations as represented by the Standard & Poor's 500 Index.

  Galaxy Small Cap Value Fund This fund's objective is to provide long-term capital appreciation by investing in companies that have market capitalization of up to $1 billion.

  Assets in any of the funds may be invested in short term government or other securities pending permanent investment.
Earnings on each fund will be reinvested in that fund.

  Each participant is permitted to elect to have his basic contribution invested in any of the funds in 1% increments.

  Fund transfer can be made on a daily basis in a minimum of 1% increments.


3.  Income Taxes

  The Internal Revenue Service has determined and has informed the Company by a letter dated November 16, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


4.  Investments

         Mutual Funds

    The mutual funds sponsored by registered investment companies are recorded at market valuations which are based on published market prices. Purchases and sales are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

  Crompton Stock Fund

  The Crompton Corporation stock fund is valued at its year-end closing price.

  Stable Asset Fund

  The Stable Asset Fund is valued at cost plus accrued interest.
The carrying amount approximates fair value because of the short maturity of those instruments.

  Group Annuity Contract

  The Group Annuity Contract with Hartford Life Insurance Company is valued at cost plus accrued interest.

  Investments Exceeding 5% of Net Assets

  The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 1999 and 1998 are as follows:

                                 1999           1998

  Crompton Corporation
    Common Stock             $31,123,665   $43,291,577
  Hartford Life Ins. Co.
    Group Annuity Contract     7,072,918     9,176,919
  Fleet Stable Asset Fund      7,629,270     5,598,455
  Galaxy Growth and Income
     Fund                      7,122,243     8,004,789


5.  Plan Expenses

    Significant costs of Plan administration, which are payable from the Trust or by the Company, are generally paid by the Company.


6.  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


7.  Party-in-Interest Transactions

    The Fleet Bank and Hartford Life Insurance company are parties-in-interest as defined in Section 3 (14) of the Employee
Retirement Income Security Act of 1974. During the years 1999 and
1998 there were no prohibited party-in-interest transactions.


8.  Priorities Upon Termination of the Plan

    The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant's benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

    Upon any terminations of the Plan, or complete and permanent discontinuance of contributions of all participants, the value of each of the participant's account, if not already vested, shall vest fully and all amounts in all accounts of each participant shall be delivered and paid as soon as practicable in accordance with the Plan Document.


9.  Plan to Plan Transfer

    Ingredient Technology Corporation, a wholly owned affiliate of the Company, was sold to Chr. Hansen Holding S.A. in January
1999. Account balances of those employees of Ingredient
Technology Corporation were transferred to a successor plan maintained by Chr. Hansen in a plan to plan transfer.






                                                      Schedule 1 (Form 5500)
CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END-OF-YEAR
DECEMBER 31, 1999


IDENTITY OF ISSUE,       DESCRIPTION OF INVESTMENT INCLUDING
BORROWER, LESSOR         MATURITY DATE, RATE OF INTEREST,         CURRENT
OR SIMILAR PARTY         COLLATERAL, PAR OR MATURITY VALUE         VALUE

GALAXY                   MONEY MARKET TRUST                  $       30,952

CROMPTON CORPORATION     COMMON STOCK                            31,123,665

GALAXY                   GROWTH & INCOME  FUND                    7,122,243

GALAXY                   ASSET ALLOCATION FUND                    2,116,900

FIDELITY                 ADVISOR GOVERNMENT INVESTMENT FUND         820,520

FLEET                    STABLE ASSET FUND                        7,629,270

PUTNAM INVESTMENTS       PUTNAM VOYAGER FUND                      2,911,678

PUTNAM INVESTMENTS       GEORGE PUTNAM FUND                         735,356

PUTNAM INVESTMENTS       PUTNAM INTERNATIONAL GROWTH FUND         1,262,894

INVESCO FUNDS GROUP INC. INVESCO INDUSTRIAL INCOME FUND             664,476

GALAXY                   GALAXY LARGE COMPANY INDEX FUND          2,451,303

GALAXY                   GALAXY SMALL CAP VALUE FUND                839,585

HARTFORD LIFE
INSURANCE CO.            GROUP ANNUITY CONTRACT                   7,072,918



TOTAL INVESTMENTS                                            $   64,781,760

Party - in- interest - All parties listed above





                         SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CROMPTON CORPORATION
                              EMPLOYEE STOCK OWNERSHIP PLAN





Date: June 28, 2000              By:/s/Peter Barna
                                       Peter Barna
                                       Senior Vice President &
                                       Chief Financial Officer